

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 14, 2009

Mr. Seijin Ki
Director, President and Secretary
Madrona Ventures, Inc.
225-230 Queens Quay W
Toronto, Ontario CANADA M5J2Y7

> **Re:** **Madrona Ventures, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed October 9, 2009**
> **File No. 333-139915**

Dear Mr. Ki:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K/A Filed October 9, 2009</u>

1. We note the disclosure indicating that your former auditor's report on your financial statements did not contain an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. However, it appears that your former auditor's report was modified to reflect an uncertainty regarding your ability to continue as a going concern. Revise the disclosure in your amended 8-K to resolve this apparent inconsistency.

2.   Currently, the disclosure regarding disagreements with your former accountant addresses only your two most recent fiscal years. Revise this disclosure to address your two most recent fiscal years and the subsequent interim period through the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K.

3.   Obtain and file as Exhibit16 an updated letter from your former accountant stating whether it agrees with the statements made by you in your revised 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Gary Newberry at (202) 551-3761.

Sincerely,

Chris White
Branch Chief